Filed by: BANCA INTESA
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: SANPAOLO IMI
Commission file number:
001-14870

PRESS RELEASE

BANCA INTESA AND CREDIT AGRICOLE ENTER INTO AN AGREEMENT IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION BETWEEN GRUPPO INTESA AND GRUPPO SANPAOLO IMI

•                Banca Intesa will sell to Crédit Agricole Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and a further 193 Banca Intesa branches for total cash consideration of approximately 6 billion euro.

•                Banca Intesa will recognise a capital gain of approximately 4 billion euro as a result of the aforementioned sale.

•                The parties will assess the possibility of a pan-European joint venture in the asset management activities. If they decide not to pursue this opportunity, CAAM sgr will be unwound on terms consistent with the original sale of 65% of Nextra by Banca Intesa to Crédit Agricole.

•                The existing consumer credit arrangements will remain in force - relating to the Gruppo Intesa network before the proposed business combination - for a three-year period at the end of which  the parties will reconsider the ownership structure of Agos and Crédit Agricole may acquire Banca Intesa’s 49% interest in Agos.

Milano, 11th October 2006 – Today, Banca Intesa and Crédit Agricole have entered into an agreement to safeguard Crédit Agricole’s strategic interests in Italy, while respecting the interests of all the other Banca Intesa shareholders, in connection with the proposed business combination between Gruppo Intesa and Gruppo Sanpaolo IMI.

The rationale of the agreement is the following:

1.               after the merger the new Group will have to sell a certain number of branches in order to comply with the antitrust provisions;

2.               Crédit Agricole is interested in maintaining a strategic position in Italy independently from Banca Intesa through the acquisition from the latter of a retail banking business;

3.               the existing agreements between Banca Intesa and Crédit Agricole relating to asset management activities contain certain provisions that could constrain this business of the new Group;

4.               Banca Intesa is interested in the new Group freely developing the asset management business and in optimising the branch disposal to comply with the antitrust provisions;

5.               Crédit Agricole is interested in acquiring a significant presence in the Italian retail market and freely exploiting the commercial potential of its Group in Italy.

The agreement provides for:

A)   the sale by Banca Intesa to Crédit Agricole of:

1.               its entire holding in Cassa di Risparmio di Parma e Piacenza (representing 100% of the capital) for cash consideration of 3.8 billion euro;

2.               its entire holding in Banca Popolare FriulAdria (representing 76.05% of the capital) for cash consideration of 836.5 million euro;

3.               193 Banca Intesa branches identified by the parties - which will be transferred to the aforementioned banks - for cash consideration of 1,330 million euro;

B)            the evolution of the asset management partnership between Banca Intesa and Crédit Agricole:

•                  a feasibility study to assess the possibility of a pan-European joint-venture in the asset management activities;

•                  if the project of the setting up of the joint-venture is not deemed feasible by one of the parties, CAAM sgr will be unwound on terms consistent with the original sale of 65 % of Nextra by Banca Intesa to Crédit Agricole. A call option for Banca Intesa and a put option for Crédit Agricole are exercisable starting from the date of the branches’ sale (between 1st February and 31st March 2007) up to 12th October 2007 on the activities attributable to the 65% of Nextra Investment Management sold by Banca Intesa to Crédit Agricole in December 2005 at the same price paid for last December’s transaction (815.8 million euro) less the dividends received in the meantime by Crédit Agricole plus the cost of equity for the period (calculated applying a 9% interest rate on the 815.8 million euro). Crédit Agricole will retain the asset management business for institutionals it originally contributed and will have the possibility to distribute its products through the retail networks it has acquired;

•                  until the exercise of the call/put option the existing agreements will remain in force amended with respect to the exclusive distribution in two points: Crédit Agricole shall waive its right to purchase, following the merger, the Gruppo Sanpaolo IMI asset management companies and it shall acknowledge that the latter’s branches do not fall within the scope of the branch network for the purpose of the distribution agreement;

C)            the existing consumer credit arrangements will remain in force - relating to the Gruppo Intesa network before the merger - for a three-year period at the end of which the parties will reconsider the ownership structure of Agos. A call/put option shall become exercisable for the sale to Crédit Agricole of Banca Intesa’s 49% interest in Agos.

The valuation of Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and of 193 branches is in line with market multiples of comparable transactions and has been confirmed by analyses carried out by independent expert Paolo Jovenitti nominated by Banca Intesa. Also the valuation of the activities attributable to the 65% of Nextra Investment Management sold at year-end 2005 has been confirmed by the aforementioned independent expert.

As at 30th June 2006, Cassa di Risparmio di Parma e Piacenza had 310 branches, loans to customers for approximately 12.5 billion euro, direct customer deposits for approximately 13 billion euro, indirect customer deposits for approximately 27.6 billion euro and shareholders’ equity of 1,070 million euro; in the first half of 2006, Cassa di Risparmio di Parma e Piacenza registered operating income of 389 million euro, operating margin of 226 million euro and net income of 121 million euro. At the end of June 2006, Banca Popolare FriulAdria had 149 branches, loans to customers for approximately 4 billion euro, direct customer deposits for approximately 3.4 billion euro, indirect customer deposits for approximately 5.2 billion euro and shareholders’ equity of 468 million euro; in the first half of 2006, Banca Popolare FriulAdria registered operating income of 127 million euro, operating margin of 65 million euro and net income of 30 million euro. As per half-year 2006 management accounts, the total of the 193 branches accounted for approximately 5 billion euro of loans to customers, 7.6 billion euro of direct customer deposits and 11.3 billion euro of indirect customer deposits; in the first half of 2006, these branches made a contribution in approximate figures of 220 million euro to operating income, 90 million euro to operating margin and 50 million euro to net income.

The finalisation of this agreement is subject to the approvals by the Board of Directors of Banca Intesa and competent authorities and the stipulation of the merger deed. The total consideration for the sale of Cassa di Risparmio di Parma e Piacenza, Banca Popolare FriulAdria and the 193 branches amounts to approximately 6 billion euro with a capital gain of approximately 4 billion euro.

This transaction - where Banca Intesa is being advised by Gruppo Banca Leonardo and Merrill Lynch and Crédit Agricole by Morgan Stanley - involves companies that are related parties, because Crédit Agricole is a party to the Voting syndicate agreement signed by Banca Intesa’s reference shareholders. Crédit Agricole holds 17.84% of the voting share capital of Banca Intesa. Together, the parties to the agreement - Crédit Agricole, Fondazione Cariplo, Generali group, Fondazione Cariparma and “Gruppo Lombardo” - hold 43.81% of the voting share capital of Banca Intesa. The transaction does not lead to variations in the compensation of Members of the Board of Directors of Banca Intesa.

This press release has been prepared also pursuant to Art. 71 bis Regolamento Emittenti (Consob Regulation) in substitution of the documento informativo (information document).

Investor Relations	Media Relations
+39.02.87943180	+39.02.87963531
investorelations@bancaintesa.it	stampa@bancaintesa.it
www.bancaintesa.it

IMPORTANT INFORMATION

In connection with the proposed business combination between Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., the required information document will be sent to Commissione Nazionale per le Società e la Borsa (“CONSOB”) and, to the extent that the shares issued in connection with the proposed business combination will be required to be registered in the United States, a registration statement on Form F-4, which will include a prospectus, may be filed with the United States Securities and Exchange Commission (“SEC”).  If an exemption from the registration requirements of the U.S. Securities Act of 1933 (the “Securities Act”) is available, the shares issued in connection with the proposed business combination will be made available within the United States pursuant to such exemption and not pursuant to an effective registration statement on Form F-4.  Investors are strongly advised to read the documents that will be sent to CONSOB, the registration statement and prospectus, if and when available, and any other relevant documents sent to CONSOB and/or the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities, nor shall there be any purchase, sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.  The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.  To the fullest extent permitted by applicable law, the companies involved in the proposed business combination disclaim any responsibility or liability for the violation of such restrictions by any person.

The shares to be issued in connection with the proposed business combination may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. and their combined businesses after completion of the proposed business combination.  Forward-looking statements are statements that are not historical facts.  These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.  Although the managements of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanpaolo IMI S.p.A. and Banca Intesa S.p.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  These risks and uncertainties include those discussed or identified in the public documents sent by Sanpaolo IMI S.p.A. and Banca Intesa S.p.A. to CONSOB and under “Risk Factors” in the annual report on Form 20-F for the year ended December 31, 2005 filed by Sanpaolo IMI S.p.A. with the SEC on June 29, 2006.  Except as required by applicable law, neither Sanpaolo IMI S.p.A. nor Banca Intesa S.p.A. undertakes any obligation to update any forward-looking information or statements.